Exhibit 99.1

Phaos Technology Holdings (Cayman) Limited announces postponement of Extraordinary General Meeting 2026

SINGAPORE, AUG. 11, 2026 (GLOBE NEWSWIRE) — Phaos Technology Holdings (Cayman) Limited, (NYSE American: POAS), (“Phaos” or “the Company”) , an advanced microscopy solutions headquartered in Singapore, today announced that it has postponed its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”), which had been set for August 18, 2026 at 9:30 p.m. Singapore Time (9:30 a.m. Eastern Time). The meeting will now be held on August 31, 2026 at 9:30 p.m. Singapore Time (August 31, 2026 at 9:30 a.m. Eastern Time), and will be conducted virtually at https://edge.media-server.com/mmc/p/4cfk4utm.

Shareholders had previously received a notice of the Extraordinary General Meeting, a proxy statement and related voting materials (collectively, the “Original Proxy Materials”). The Board of Directors postponed the meeting to allow the Company to refine the wording of certain proposals and to give shareholders adequate time to consider the revised wording before voting. The meeting did not open, and no business was transacted.

The record date for the rescheduled Extraordinary General Meeting remains July 8, 2026. Only shareholders of record as of the close of business on that date are entitled to vote.

The Company will send updated meeting materials to all eligible shareholders. These will set out the date, time and venue of the rescheduled meeting, the revised proposal wording and a new form of proxy, and will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) and posted on the Company’s investor relations website at https://ir.phaostech.com/.

Shareholders are encouraged to read the updated materials in full once available, as they will contain important information about the proposals to be voted on at the rescheduled meeting.

The updated meeting materials and new form of proxy supersede the Original Proxy Materials and the original form of proxy. Shareholders should disregard the original form of proxy and vote using the new one provided. Votes previously cast on the original form of proxy will not be counted.

For further information about the rescheduled Extraordinary General Meeting or the updated materials, shareholders may contact the Company at https://ir.phaostech.com/resources/information-request/.

About Phaos Technology Holdings (Cayman) Limited

Phaos Technology Holdings (Cayman) Limited is an advanced microscopy technology company. Our commitment to innovation and excellence drives us to deliver state-of-the-art microscopy products and software solutions, powered by artificial intelligence, for diverse sectors including manufacturing, biomedical, and research. Experience the difference with Phaos Technology – where innovation meets sophistication, shaping the future of optical technology. For more information, please visit www.phaostech.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that indicate future events or trends or are not statements of historical matters. These statements are based on our management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control and all of which could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in our reports filed with the United States Securities and Exchange Commission, which are available, free of charge, on the SEC’s website at www.sec.gov.

For more information please contact:

Company Contact:

Phaos Technology Holdings (Cayman) Limited

(65) 6250 3877

ir@phaostech.com